UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

usell.com, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

917296105

(CUSIP Number)

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Attention: Michael S. Sirkin, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note :  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Sergio Zyman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS
NA
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		13,250,000 (1)
SHARES	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
PERSON		13,250,000 (1)
WITH	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,250,000 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.5% (2)
14		TYPE OF REPORTING PERSON*
IN

(1)	Represents: (i) 1,000,000 vested options to purchase common stock and held individually by the Reporting Person; (ii) 6,250,000 shares of common stock held individually by the Reporting Person; and (iii) 6,000,000 shares of common stock held by Sergio Zyman & Co., an entity controlled by the Reporting Person.
(2)	Based upon 75,870,870 shares of common stock outstanding as of August 14, 2013.

Item 1.	Security and Issuer

This statement constitutes Amendment Number 2 to the Schedule 13D relating to the Common Stock, par value $0.0001 (the “Shares”), issued by usell.com, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 29, 2013, and amended by Amendment Number 1 thereto (as amended, the “Schedule 13D”), to furnish the additional information set forth herein. The principal address of the Issuer is 33 East 33rd Street, Suite 1101, New York, NY 100016. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2(b) and 2(c) of the Schedule 13D is hereby amended by replacing them in their entirety with the following:

b.	The Reporting Person’s address is: Proskauer Rose LLP, c/o Michael S. Sirkin, Esq., 11 Times Square, New York, NY 10036.

c.	The Reporting Person provides consulting services through Sergio Zyman & Co.

Item 3.	Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On October 1, 2013, the Reporting Person resigned as Chairman of the board of directors and as Chief Executive Officer of the Issuer. On October 23, 2013 the Reporting Person resigned as a director. In connection with the Reporting Person’s resignation as Chairman and Chief Executive Officer on October 1, 2013, 3,250,000 Shares were forfeited pursuant to the terms of the agreement under which such Shares were awarded.

As previously reported, but not fully described in the Schedule 13D, on December 21, 2011, Sergio Zyman & Co. purchased, using available cash on hand, Series A Preferred convertible securities of Upstream Worldwide, Inc. (the “Predecessor Issuer”) for $500,000 (the “Sergio Zyman & Co. Purchase”). On June 8, 2012, the Predecessor Issuer effectuated a reverse stock split, which caused the Sergio Zyman & Co. Purchase to automatically convert into 2,500,000 shares of common stock of the Predecessor Issuer.

Except for the Sergio Zyman & Co. Purchase, the Shares beneficially owned by the Reporting Person were granted to the Reporting Person in connection with his services to the Issuer.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by replacing the entirety with the following:

The Reporting Person acquired and holds the shares of the Issuer’s common stock reported on this Schedule 13D (the “Securities”) for investment purposes. The Reporting Person has had discussions with the Issuer about potentially reducing his investment to approximately 10 million Shares. As of the date of filing this Schedule 13D, the Issuer and the Reporting Person have been unable to agree to mutually satisfactory terms and there can be no assurance that satisfactory terms will be reached. However, it is possible that such an agreement will be reached.

The Reporting Person intends to review his investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and his businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended by replacing them in their entirety with the following:

(a)  The Reporting Person beneficially owns 12,250,000 Shares and options to purchase 1,000,000 Shares.  This amounts to approximately 17.5% of the outstanding shares of common stock as of August 14, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013

By:	/s/ Sergio Zyman

Sergio Zyman

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).